Exhibit 1

TELEPHONE: 604-662-8840

FACSIMILE: 604-684-1598

NATHANSON, SCHACHTER & THOMPSON LLP

BARRISTERS AND SOLICITORS

IRWIN G. NATHANSON, Q.C.*
STEPHEN R. SCHACHTER, Q.C.*
MURRAY A. CLEMENS, Q.C.*
ARDELLA A. THOMPSON
GEOFFREY B. GOMERY
KEVIN D. LOO
JULIA E. LAWN
JAMES C. MACINNIS

ROBERT D. DIEBOLT, Q.C.* – Associate Counsel

750 - 900 HOWE STREET VANCOUVER, B.C. V6Z 2M4 www.nst.bc.ca
File: 11700-1 Reply to: Stephen R. Schachter, Q.C. Email: sschachter@nst.bc.ca

July 27, 2010

VIA FACSIMILE:  604-899-6506

British Columbia Securities Commission
PO Box 10142, Pacific Centre
701 West Georgia Street, 12th Floor
Vancouver, BC V7Y 1L2

Attention:

Ms. Ann Gander, Secretary
of the Commission and
Brent W. Aitken, Vice Chair

Dear Commission Secretary/Vice Chair Aitken:

Re:

Icahn Group and Lions Gate Entertainment Corp.

We are the solicitors for MHR Institutional Partners III LP ("Institutional Partners III"), MHR Fund Management LLC ("MHR Fund Management") and Dr. Mark H. Rachesky ("Rachesky") and together with Institutional Partners III, MHR Fund Management and their affiliated funds (the "MHR Parties").  We are in receipt of the July 22, 2010 letters of Mark Gelowitz on behalf of Icahn Partners LP and certain other affiliated parties (the "Icahn Group") to the Executive Director of the Commission and to the Commission Secretary (the “Application”) requesting, inter alia,  that the Commission issue a temporary order requiring that the MHR Parties cease trading in any securities of Lions Gate Entertainment Corporation ("Lions Gate") for a period of fifteen (15) days after the date the temporary order is made.  We are also in receipt of a copy of the Vice Chair Aitken's July 23, 2010 response to Mr. Gelowitz indicating that the Commission has set aside the afternoon of Wednesday, July 28, 2010 to hold a hearing to consider the Icahn Group's request.

The MHR Parties unequivocally deny the allegations raised in Mr. Gelowitz's July 22nd letters and plan to fully contest the Icahn Group's request for a permanent order under subsection 161(1) of the Securities Act (British Columbia) in due course.  In the interim, the relief requested by the Icahn Group against the MHR Parties is entirely unnecessary as the MHR Parties, in the interests of cooperation, are willing to and hereby do undertake, pending the Commission's disposition of the application for a permanent cease trade order, to cease trading in the 16,236,305 Lions Gate common shares (the "Shares") that were acquired by Institutional Partners III on July 20, 2010 upon conversion of certain convertible senior subordinated notes of Lions Gate.  This undertaking is offered on the basis that there would be an expedited resolution of the issues between the parties.

* DENOTES LAW CORPORATION

NATHANSON, SCHACHTER & THOMPSON LLP

BARRISTERS AND SOLICITORS

It is our view that such an undertaking fully addresses the concerns raised by Mr. Gelowitz that a disposal by the MHR Parties of all or part of the Shares would preclude the Commission's ability to grant a remedy.  Accordingly, we believe there is no necessity for the emergency relief sought by the Icahn Group and therefore propose that the time set aside on Wednesday be used for a discussion among the parties regarding the process and schedule for adjudicating the relevant issues.

Please do not hesitate to contact the undersigned if you have any questions.

Yours truly,

Nathanson, Schachter & Thompson LLP

Per: /s/ Stephen R. Schachter, Q.C.

SRS:clj

cc:

Robert S. Anderson, Farris, Vaughan, Wills & Murphy LLP
Mark Gelowitz, Osler, Hoskin & Harcourt LLP
James Doris, Davies Ward Phillips & Vineberg LLP
Doron Lipshitz, O'Melveny & Myers LLP
Charles Bachman, O’Melveny & Myers LLP
Hal Goldstein, MHR Fund Management LLC